FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ 47.508.411/0001-56

NIRE 35.300.089.901

Synthetic map of the remote voting procedure for the Extraordinary General Shareholders’ Meeting to be held on October 30, 2023

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Companhia”), pursuant to Article 45, §2nd, of CVM Resolution No. 81, of March 29, 2022, announces to its shareholders and the market in general that it received from the bookkeeping agent, Itaú Corretora de Valores S.A. (“Itaú”), the synthetic map of the consolidated remote voting procedure with voting instructions sent by shareholders to the custody agent, central securities depository and Itaú for each item on the distance voting ballot, including the resolutions submitted to the Extraordinary General Shareholders’ Meeting to be held on October 30, 2023. The information contained in the synthetic map is attached hereto.

São Paulo, October 27, 2023.

Rafael Sirotsky Russowsky

Vice President of Finance and Investor Relations Officer

SCHEDULE

Summary of Distance Voting

Extraordinary General Shareholders’ Meeting (“ESM”) – 10/30/2023 at 10.00 am

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Adjustment of the value of the capital reduction approved at the Company's Extraordinary General Meeting held on February 14th, 2023, to the book value of the Company’s participation in Almacenes Éxito S.A. distributed to the Company's shareholders based on the Company's balance sheet of July 31th, 2023, corresponding to six billion, six hundred and fifty nine million, three hundred and one thousand, eight hundred and six reais and sixty centavos (R$ 6,659,301,806.60).	Approve	38,322,901
		Reject	-
		Abstain	-
2	Amendment of Article 2 of the Company's Bylaws and its paragraph 1st, in order to improve and detail the wording of the Company's corporate object and certain activities carried out by it.	Approve	38,322,901
		Reject	-
		Abstain	-
3	Modification of comma “o” of article 17 of the Company’s Bylaws, to adjust the limit value of the operations mentioned therein to be approved by the Board of Directors.	Approve	38,322,901
		Reject	-
		Abstain	-
4	Consolidation of the Company's Bylaws to reflect the amendments proposed above.	Approve	38,322,901
		Reject	-
		Abstain	-

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 27, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.